UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BEST Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

08653C106**

(CUSIP Number)

Timothy A. Steinert, Esq.

Alibaba Group Holding Limited

c/o Alibaba Group Services Limited

26/F, Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

Telephone: +852 2215-5100

Copy to:

Kathryn K. Sudol, Esq.

Simpson Thacher & Bartlett

35/F, ICBC Tower, 3 Garden Road

Central, Hong Kong

Telephone: +852 2514-7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08653C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alibaba Group Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 104,075,249 Class A Ordinary Shares(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power: 104,075,249 Class A Ordinary Shares(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,075,249 Class A Ordinary Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 32.4% of Class A Ordinary Shares(1)(2) (representing 28.2% of the total issued and outstanding ordinary shares of the Issuer)(3)

14.	Type of Reporting Person (See Instructions) CO

(1)

The Reporting Persons are deemed to beneficially own 104,075,249 Class A ordinary shares, par value US$0.01 per share, of the Issuer (“Class A Ordinary Shares”) based on beneficial ownership of: (i) 10,000,000 American Depositary Shares (“ADSs”) representing a total of 10,000,000 Class A Ordinary Shares, and (ii) 94,075,249 Class B ordinary shares, par value US$0.01 per share, of the Issuer (“Class B Ordinary Shares”), which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof.

(2)

This percentage is calculated based upon 321,243,701 issued and outstanding Class A Ordinary Shares (taking into account 227,168,452 Class A Ordinary Shares issued and outstanding immediately after the Issuer’s initial public offering of ADSs (the “IPO”), as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, and assuming conversion of all 94,075,249 Class B Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares).

(3)

This percentage is calculated based upon 369,034,399 ordinary shares of the Issuer issued and outstanding immediately after the IPO, as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, comprised of (i) 227,168,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares and (iii) 47,790,698 Class C ordinary shares, par value US$0.01 per share, of the Issuer (“Class C Ordinary Shares”).

CUSIP No. 08653C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alibaba Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 85,831,692 Class A Ordinary Shares(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power: 85,831,692 Class A Ordinary Shares(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 85,831,692 Class A Ordinary Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 28.3% of Class A Ordinary Shares(1)(2) (representing 23.3% of the total issued and outstanding ordinary shares of the Issuer)(3)

14.	Type of Reporting Person (See Instructions) CO

(1)

The Reporting Persons are deemed to beneficially own 85,831,692 Class A Ordinary Shares based on beneficial ownership of: (i) 10,000,000 ADSs representing a total of 10,000,000 Class A Ordinary Shares, and (ii) 75,831,692 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof.

(2)

This percentage is calculated based upon 303,000,144 issued and outstanding Class A Ordinary Shares (taking into account 227,168,452 Class A Ordinary Shares issued and outstanding immediately after the IPO, as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, and assuming conversion of all 75,831,692 Class B Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares).

(3)

This percentage is calculated based upon 369,034,399 ordinary shares of the Issuer issued and outstanding immediately after the IPO, as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, comprised of (i) 227,168,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares and (iii) 47,790,698 Class C Ordinary Shares.

CUSIP No. 08653C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ali CN Investment Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 18,243,557 Class A Ordinary Shares(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power: 18,243,557 Class A Ordinary Shares(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,243,557 Class A Ordinary Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 7.4% of Class A Ordinary Shares(1)(2) (representing 4.9% of the total issued and outstanding ordinary shares of the Issuer)(3)

14.	Type of Reporting Person (See Instructions) CO

(1)

The Reporting Persons are deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof.

(2)

This percentage is calculated based upon 245,412,009 issued and outstanding Class A Ordinary Shares (taking into account 227,168,452 Class A Ordinary Shares issued and outstanding immediately after the IPO, as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, and assuming conversion of all 18,243,557 Class B Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares).

(3)

This percentage is calculated based upon 369,034,399 ordinary shares of the Issuer issued and outstanding immediately after the IPO, as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, comprised of (i) 227,168,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares and (iii) 47,790,698 Class C Ordinary Shares.

CUSIP No. 08653C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cainiao Smart Logistics Network Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 18,243,557 Class A Ordinary Shares(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power: 18,243,557 Class A Ordinary Shares(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,243,557 Class A Ordinary Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 7.4% of Class A Ordinary Shares(1)(2) (representing 4.9% of the total issued and outstanding ordinary shares of the Issuer)(3)

14.	Type of Reporting Person (See Instructions) CO

(1)

The Reporting Persons are deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof.

(2)

This percentage is calculated based upon 245,412,009 issued and outstanding Class A Ordinary Shares (taking into account 227,168,452 Class A Ordinary Shares issued and outstanding immediately after the IPO, as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, and assuming conversion of all 18,243,557 Class B Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares).

(3)

This percentage is calculated based upon 369,034,399 ordinary shares of the Issuer issued and outstanding immediately after the IPO, as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, comprised of (i) 227,168,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares and (iii) 47,790,698 Class C Ordinary Shares.

CUSIP No. 08653C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cainiao Smart Logistics Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 18,243,557 Class A Ordinary Shares(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power: 18,243,557 Class A Ordinary Shares(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,243,557 Class A Ordinary Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 7.4% of Class A Ordinary Shares(1)(2) (representing 4.9% of the total issued and outstanding ordinary shares of the Issuer)(3)

14.	Type of Reporting Person (See Instructions) CO

(1)

The Reporting Persons are deemed to beneficially own 18,243,557 Class A Ordinary Shares based on beneficial ownership of 18,243,557 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof.

(2)

This percentage is calculated based upon 245,412,009 issued and outstanding Class A Ordinary Shares (taking into account 227,168,452 Class A Ordinary Shares issued and outstanding immediately after the IPO, as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, and assuming conversion of all 18,243,557 Class B Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares).

(3)

This percentage is calculated based upon 369,034,399 ordinary shares of the Issuer issued and outstanding immediately after the IPO, as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, comprised of (i) 227,168,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares and (iii) 47,790,698 Class C Ordinary Shares.

Introductory Statement

This Amendment No. 1 to Schedule 13D (this “Amendment”) hereby amends and supplements the initial Schedule 13D filed with the U.S. Securities and Exchange Commission on September 29, 2017 (the “Original Schedule 13D”, as amended and supplemented by this Amendment, this “Schedule 13D”) on behalf of each of Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”), and Alibaba Investment Limited, a company organized under the laws of the British Virgin Islands (“AIL” and, together with AGHL, the “Initial Reporting Persons”), with respect to the Class A ordinary shares, par value US$0.01 per share, of BEST Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Issuer” and, such class of shares, the “Class A Ordinary Shares”), including certain Class A Ordinary Shares represented by American Depository Shares (“ADSs”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

On October 17, 2017, Ali CN Investment Holding Limited, a company organized under the laws of the British Virgin Islands (“Ali CN”), which is a direct wholly-owned subsidiary of AGHL and an existing shareholder of Cainiao Smart Logistics Network Limited, an exempted company organized under the laws of the Cayman Islands (“Cainiao”), acquired additional shares of Cainiao (the “Cainiao Transaction”).  As reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, as of the closing of the IPO, Cainiao Smart Logistics Investment Limited, a company organized under the laws of the British Virgin Islands (“CIL” and, together with Ali CN and Cainiao, the “New Reporting Persons” and, together with the Initial Reporting Persons, the “Reporting Persons”), which is a direct wholly-owned subsidiary of Cainiao, held 18,243,557 class B ordinary shares, par value US$0.01 per share, of the Issuer (such class of shares, “Class B Ordinary Shares” and, such Class B Ordinary Shares held by CIL, the “CIL Class B Ordinary Shares”).  As a result of the Cainiao Transaction, on October 17, 2017, Ali CN became the controlling shareholder, and owner of a majority of the shares, of Cainiao and each of Cainiao and CIL became an indirect controlled subsidiary of AGHL.  Accordingly, AGHL may be deemed to beneficially own the CIL Class B Ordinary Shares.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby is hereby amended and replaced in its entirety as follows:

This Schedule 13D is filed on behalf of each of the Reporting Persons with respect to Class A Ordinary Shares, including certain Class A Ordinary Shares represented by ADSs.  This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached hereto as Exhibit A.  Exhibit A of the Original Schedule 13D is hereby amended and replaced in its entirety by Exhibit A hereof.

The business address of AGHL, AIL and Ali CN is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  AGHL is a holding company which, through its subsidiaries and variable interest entities, operates leading online and mobile marketplaces in retail and wholesale trade, as well as provides cloud computing and other services.  Each of AIL and Ali CN is a wholly-owned subsidiary of AGHL and principally engages in investment activities on behalf of AGHL.

The business address of Cainiao and CIL is #B1, Xixi Shouzuo, No. 588 West Wen Yi Road, Xi Hu, Hangzhou, P.R. China 310000.  As a result of the Cainiao Transaction, on October 17, 2017, each of Cainiao and CIL became an indirect controlled subsidiary of AGHL. Through its subsidiaries and variable interest entities, Cainiao operates warehouses, express delivery stations and a logistics data platform that leverages the capacity and capabilities of logistics partners to fulfill transactions between merchants and consumers on online and mobile marketplaces, including online and mobile marketplaces operated by AGHL and its subsidiaries and variable interest entities. CIL is a wholly-owned subsidiary of Cainiao and principally engages in investment activities on behalf of Cainiao.

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of each Reporting Person are set forth on Schedules A-1, A-2, A-3, A-4 and A-5 hereof and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of its executive officers or members of its board of directors named in Schedule A-1, A-2, A-3, A-4 or A-5 hereof, as applicable, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

CIL acquired certain convertible securities of the Issuer in a pre-IPO financing round of the Issuer (the “Pre-IPO Subscription”). Such convertible securities were converted into the CIL Class B Ordinary Shares immediately prior to the IPO.  Cainiao funded to CIL the aggregate purchase price paid by CIL in respect of the Pre-IPO Subscription using Cainiao’s working capital.  As a result of the Cainiao Transaction, on October 17, 2017, Ali CN became the controlling shareholder, and owner of a majority of the shares, of Cainiao and each of Cainiao and CIL became an indirect controlled subsidiary of AGHL. Accordingly, AGHL may be deemed to beneficially own the CIL Class B Ordinary Shares.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuous basis. Depending upon various factors, including but not limited to the Reporting Persons’ and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decision, and, subject to the terms of the Shareholders’ Agreement and compliance with applicable laws, rules and regulations and the Issuer’s Articles, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions or increasing or decreasing their investment in the Issuer, with respect to any or all matters required to be disclosed in this Schedule 13D.

Ms. Wenhong Tong and Mr. Jun Chen (the “Existing AGHL Directors”), each an employee of AGHL, were appointed in 2014 and 2015, respectively, and continue to serve, as members of the board of directors of the Issuer.  As directors of the Issuer, Ms. Tong and Mr. Chen may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth and/or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of its executive officers or members of its board of directors named in Schedule A-1, A-2, A-3, A-4 or A-5 hereof, as applicable, beneficially owns any Class A Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Class A Ordinary Shares which it may be deemed to beneficially own.

(c)  Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of its executive officers or members of its board of directors named in Schedule A-1, A-2, A-3, A-4 or A-5 hereof, as applicable, has effected any transactions relating to the Class A Ordinary Shares since the filing of the Original Schedule 13D on September 29, 2017.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The last paragraph of Item 6 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons and between the Reporting Persons and any other person, in each case with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit A of the Original Schedule 13D is hereby amended and replaced in its entirety by Exhibit A hereof.

Exhibit	Description

A	Joint Filing Agreement, dated October 19, 2017, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2017

Alibaba Group Holding Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: General Counsel and Secretary

Alibaba Investment Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

Ali CN Investment Holding Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

Cainiao Smart Logistics Network Limited

By:	/s/ Lin Wan
Name: Lin Wan
Title: Director and President

Cainiao Smart Logistics Investment Limited

By:	/s/ Lin Wan
Name: Lin Wan
Title: Director

SCHEDULE A-1

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”).  Unless otherwise noted, the business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  Unless otherwise noted, the business address for each executive officer listed below is 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013, People’s Republic of China.

Name/Citizenship	Present Principal Occupation
Jack Yun MA, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Executive Chairman of AGHL

Joseph C. TSAI, Canada	Executive Vice Chairman of AGHL

Daniel Yong ZHANG, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Director and Chief Executive Officer of AGHL

J. Michael EVANS, Canada	Director and President of AGHL

Eric Xiandong JING, People’s Republic of China	Director of AGHL; President of Zhejiang Ant Small and Micro Financial Services Group Co.,Ltd.

Masayoshi SON, Japan c/o SOFTBANK CORP. 1-9-1 Higashi-shimbashi Minato-ku, Tokyo, 105-7303 Japan	Director of AGHL; Chairman and Chief Executive Officer of SoftBank Group Corp.

Chee Hwa TUNG, Hong Kong	Independent Director of AGHL; Vice Chairman of the Twelfth National Committee of the Chinese People’s Political Consultative Conference of the PRC

Walter Teh Ming KWAUK, Canada	Independent Director of AGHL; Senior Consultant of Motorola Solutions (China) Co.,Ltd.

Jerry YANG, United States	Independent Director of AGHL; Founding Partner of AME Cloud Ventures

Börje E. EKHOLM, United States and Switzerland	Independent Director of AGHL; Head of Patricia Industries Division of Investor AB

Wan Ling Martello, United States	Independent Director of AGHL; Executive Vice President of Nestlé S.A.

WU Maggie Wei, People’s Republic of China c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Chief Financial Officer of AGHL

Judy TONG, People’s Republic of China	Chief People Officer of AGHL

Jeff Jianfeng ZHANG, People’s Republic of China	Chief Technology Officer of AGHL

Zhenfei LIU, People’s Republic of China	Chief Risk Officer of AGHL

Trudy Shan DAI, People’s Republic of China	President of Wholesale Marketplaces Division of AGHL

Timothy Alexander STEINERT, United States c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	General Counsel and Secretary of AGHL

Jianhang JIN, People’s Republic of China	President of AGHL

Chris Pen-hung TUNG, Republic of China	Chief Marketing Officer of AGHL

Yongfu YU, People’s Republic of China	Chairman and Chief Executive Officer, Alibaba Digital Media & Entertainment Group of AGHL

Simon Xiaoming HU, People’s Republic of China	President of Alibaba Cloud Computing Division of AGHL

Sophie Minzhi WU, People’s Republic of China	Chief Customer Officer of AGHL

Jessie Junfang ZHENG, People’s Republic of China	Chief Platform Governance Officer of AGHL

SCHEDULE A-2

Directors and Executive Officers of Alibaba Investment Limited

The following table sets forth the names and present principal occupation of each director of Alibaba Investment Limited, a company organized under the laws of the British Virgin Islands (“AIL”).  The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. AIL does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	General Counsel and Secretary of AGHL

YIP Pak Tung, Jason, Hong Kong	Senior Director of Finance of AGHL

WU Wei (aka Maggie), People’s Republic of China	Chief Financial Officer of AGHL

SCHEDULE A-3

Directors and Executive Officers of Ali CN Investment Holding Limited

The following table sets forth the names and present principal occupation of each director of Ali CN Investment Holding Limited, a company organized under the laws of the British Virgin Islands (“Ali CN”).  The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Ali CN does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	General Counsel and Secretary of AGHL

YIP Pak Tung, Jason, Hong Kong	Senior Director of Finance of AGHL

WU Wei (aka Maggie), People’s Republic of China	Chief Financial Officer of AGHL

SCHEDULE A-4

Directors and Executive Officers of Cainiao Smart Logistics Network Limited

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Cainiao Smart Logistics Network Limited, an exempted company incorporated under the laws of the Cayman Islands (“Cainiao”). As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Lin WAN, People’s Republic of China #B1, Xixi Shouzuo No. 588 West Wenyi Road Xi Hu District Hangzhou, P.R. China 310000	Director and President of Cainiao

Robert LIU, People’s Republic of China #B1, Xixi Shouzuo No. 588 West Wenyi Road Xi Hu District Hangzhou, P.R. China 310000	Chief Financial Officer of Cainiao

Joseph C. TSAI, Canada c/o Alibaba Group Services Limited 26/F, Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong	Director of Cainiao; Executive Vice Chairman of AGHL

Daniel Yong ZHANG, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Director of Cainiao; Director and Chief Executive Officer of AGHL

Judy TONG, People’s Republic of China c/o Alibaba Group Services Limited 26/F, Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong	Director of Cainiao; Chief People Officer of AGHL

Guojun SHEN, People’s Republic of China 12/F, AIA Central, 1 Connaught Road Central Hong Kong	Director of Cainiao; Chairman of Yintai Group

Xuegao HAN, People’s Republic of China 12/F, AIA Central 1 Connaught Road Central Hong Kong	Director of Cainiao; Vice President of Yintai Group

Qunbin WANG, People’s Republic of China 31/F, No. 98, Huaihai Middle Road Huang Pu District Shanghai The People’s Republic of China	Director of Cainiao; Chief Executive Officer of Fosun Group

SCHEDULE A-5

Directors and Executive Officers of Cainiao Smart Logistics Investment Limited

The following table sets forth the name, business address and present principal occupation of the sole director of Cainiao Smart Logistics Investment Limited, a company organized under the laws of the British Virgin Islands (“CIL”).  CIL does not have any executive officers. As used below, the term “Cainiao” refers to Cainiao Smart Logistics Network Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Lin WAN, People’s Republic of China #B1, Xixi Shouzuo No. 588 West Wenyi Road Xi Hu District Hangzhou, P.R. China 310000	Director and President of Cainiao